Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Acxiom Corporation Retirement Savings Plan:
We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-158005, 333-57470, and 333-136919) of Acxiom Corporation of our report dated June 24, 2014, with respect to the statements of net assets available for benefits of the Acxiom Corporation Retirement Savings Plan as of December 31, 2013 and 2012, the related statement of changes in net assets available for benefits for the year ended December 31, 2013, and the related supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 11-K of the Acxiom Corporation Retirement Savings Plan.
KPMG LLP

Dallas, Texas
June 24, 2014